EXHIBIT 99.1

NOTICE TO READER

The enclosed amends Exeter Resource Corporation’s Management’s Discussion & Analysis for the three month period ending March 31, 2011 which was originally filed under SEDAR project number 1758870 (the “Interim MD&A”).

The principal amendments to the Interim MD&A consist of the following:

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Clarifying within the “Summary of Financial Results” section, the accounting principles that the financial data has been prepared under, providing the specified data derived from the financial statements as required under Form 51-102F1, and removing non-GAAP financial measures previously disclosed; and

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Amending the disclosure within the “Forward Looking Statements” section to more clearly identify statements of forward-looking information contained in the MD&A, to allow investors to readily understand and identify what forward looking statements are provided in this document.

The amendments were necessitated to comply with the securities regulations and improve the quality principally of non-GAAP disclosure that the Company provided to shareholders and other investors.

Other than the above referenced amendments, there are no other significant changes to the Interim MD&A.